1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA
P. 212.880.6000 | F. 212.682.0200 www.torys.com

Mile T. Kurta mkurta@torys.com
P. 212.880.6363

April 15, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Timothy Levenberg
Daniel Morris

Re:	Brookfield Infrastructure Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form F-3
Filed January 29, 2025
File No. 333-278738

Dear Ladies and Gentlemen:

On behalf of Brookfield Infrastructure Corporation (the “Company” or “New BIPC”), as successor issuer to Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) (“Old BIPC”), we are responding to the oral comments provided on March 28, 2025 by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”), filed with the Commission by the Company and Brookfield Infrastructure Partners L.P. (“BIP”) on January 29, 2025, to the Registration Statement of Old BIPC and BIP on Form F-3 (File No. 333-278738) declared effective by the Commission on June 5, 2024 (the “Registration Statement”). Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Registration Statement is being filed concurrently herewith in order to (i) address the Staff’s oral comments, as described below; (ii) incorporate by reference the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “BIPC 20-F”) and BIP’s Annual Report on Form 20-F for the year ended December 31, 2024; and (iii) make corresponding changes to the prospectus in Part I of the Registration Statement, and update as appropriate the information contained in such prospectus, including to reflect the expiration of the Rights Agreement (as defined in Post-Effective Amendment No. 2).

Based on our telephone conversation with the Staff on March 28, 2025, and subsequent telephonic communications with the Staff thereafter, the Company acknowledges that the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) subsequent to the filing of Company’s amended Form 6-K filing on EDGAR form type 8-K12G3 on March 3, 2025, including the BIPC 20-F, were incorrectly assigned the Commission file number for Old BIPC (File No. 001-39250) due to an administrative error by the EDGAR system. Accordingly, the Company contacted the administrative offices of the Commission to correct this error on a go-forward basis, beginning with the Company’s Form 6-K filed on April 4, 2025, to reflect the new Commission file number assigned to New BIPC (File No. 000-56727).

Finally, in response to the Staff’s oral comments, the Company has added disclosure to page vii of Post-Effective Amendment No. 2 to clarify that the Company’s filings under the Exchange Act going forward will be filed under the Commission file number for New BIPC (File No. 000-56727).

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6363 or Chris Bornhorst, Torys LLP, at (212) 880-6047.

Very Truly Yours,

By:	/s/ Mile Kurta
Mile Kurta Torys LLP

cc:	David Krant, Brookfield Infrastructure Corporation

Chris Bornhorst, Torys LLP

2